                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                          MARINE TRANSPORT CORPORATION
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                       (Name of Subject Company (Issuer))

                     CROWLEY MARITIME CORPORATION (OFFEROR)
                                       AND
                       SHILOH ACQUISITION, INC. (OFFEROR)
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 (Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
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                         (Title of Class of Securities)

                                   567912-10-0
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                      (CUSIP Number of Class of Securities)

                             WILLIAM P. VERDON, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          CROWLEY MARITIME CORPORATION
                           155 GRAND AVENUE, 7TH FLOOR
                                OAKLAND, CA 94612
                                 (510) 251-7574
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          (Name, Address and Telephone Numbers of Person Authorized to
      Receive Notices and Communications on Behalf of the Filing Persons)

                                   COPIES TO:

                             RICHARD V. SMITH, ESQ.
                       ORRICK, HERRINGTON & SUTCLIFFE LLP
                               400 SANSOME STREET
                             SAN FRANCISCO, CA 94111
                                 (415) 773-5830

                            CALCULATION OF FILING FEE

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

           Transaction
           Valuation*                           Amount of Filing Fee**
           $48,635,916                                 $9,727

--------------------------------------------------------------------------------

*Estimated for purposes of calculating the amount of the filing fee only.
     Calculated by multiplying the $7.00, the per share tender offer price, by 6,947,988, the sum of (i) 6,205,013 currently outstanding shares of Common Stock sought in the Offer, (ii) outstanding options with respect to 636,975 shares of Common Stock and (iii) 106,000 shares of restricted stock.
**Calculated as 1/50 of 1% of the transaction value.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $9,727                                  Filing Party:  Crowley Maritime Corporation
                              ----------------------------------                     ---------------------------------

Form or Registration No.:     Schedule TO                             Date Filed:    January 5, 2001
                              ----------------------------------                     ---------------------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     /X/ third-party tender offer subject to Rule 14d-1.

     / / issuer tender offer subject to Rule 13e-4.

     / / going-private transaction subject to Rule 13e-3.

     / / amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /


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
         This Amendment No. 1 filed on January 12, 2001 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed on January 5, 2001, relating to the offer by Shiloh Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Crowley Maritime Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.50 per share (the "Shares"), of Marine Transport Corporation, a Delaware corporation (the "Company"), at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 5, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively, which together with any amendments or supplements thereto, collectively constitute the "Offer." Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

Item 1. Summary Term Sheet

         Item 1 of the Schedule TO is hereby amended by adding to the Offer to Purchase the following statement immediately after the next to the last sentence of the third paragraph under the caption "Summary Term Sheet. Can the Offer be Extended, and Under What Circumstances?": "During the subsequent offering period, we will promptly accept and pay for shares as they are tendered."

Item 4. Terms of the Transaction

         Item 4 of the Schedule TO is hereby amended by adding to the Offer to Purchase the following statement immediately after the first sentence of the third paragraph under the caption "1. Terms of the Offer; Expiration Date":
"Rule 14d-11 under the Exchange Act permits Purchaser, subject to certain conditions, to provide a subsequent offering period following the expiration of the Offer on the Expiration Date. A subsequent offering period is an additional period of time from three business days to 20 business days in length, beginning after Purchaser purchases Shares tendered in the Offer, during which stockholders may tender (but not withdraw) their Shares and receive the purchase price payable in the Offer. During a subsequent offering period, Purchaser will promptly purchase and pay for all Shares tendered at the same price paid in the Offer."

         Item 4 of the Schedule TO is hereby amended further by adding to the Offer to Purchase the following statement, which statement is hereby added to the end of the first sentence of the second paragraph under the caption "14. Certain Conditions of the Offer": "; provided that, all conditions to the Offer, other than necessary governmental approvals, will be satisfied or waived prior to the expiration of the Offer." Item 4 of the Schedule TO is hereby amended further by deleting the third paragraph under the caption "14. Certain Conditions of the Offer" in its entirety.

Item 7. Source and Amount of Funds and Other Consideration

         Item 7 of the Schedule TO is hereby amended by adding to the Offer to Purchase the following statement, which statement is hereby added to the next to the last sentence of the paragraph under the caption "9. Financing of the Offer and the Merger": "Parent will provide such funds from cash on hand."

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       CROWLEY MARITIME CORPORATION


                                       /s/ WILLIAM P. VERDON
                                       ---------------------------------------
                                       Name:  William P. Verdon
                                       Title:  Senior Vice President

                                       SHILOH ACQUISITION INC.


                                       /s/ WILLIAM P. VERDON
                                       ---------------------------------------
                                       Name:  William P. Verdon
                                       Title: Secretary

Date:  January 12, 2001


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